UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-55175

EF HUTTON AMERICA INC.

(Exact name of registrant as specified in its charter)

77 Water Street, 7th Floor, New York, NY 10025

Telephone: (212) 742-5000

(Address, including zip code, and telephone number of registrant’s principal executive offices)

Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)      [X]

Rule 12g-4(a)(2)      [  ]

Rule 12h-3(b)(1)(i)  [X]

Rule 12h-3(b)(1)(ii)  [  ]

Rule 15d-6               [  ]

Rule 15d-22(b)         [  ]

Approximate number of holders of record as of the certification or notice date: 52

Pursuant to the requirements of the Securities Exchange Act of 1934, EF Hutton America, Inc. has caused this certification/ notice to be signed on its behalf by the undersigned duly authorized person.

Date:   May 12, 2016

By:  /s/Christopher Daniels

            Christopher Daniels

            Chief Executive Officer